[Coopers and Lybrand Letterhead]

November 11, 1997

Consent of Independent Accountants

We consent to the inclusion in Post-Effective Amendment No. 84 to the Registration Statement of Standish, Ayer & Wood Investment Trust (1933 Act File No. 33-8214) on behalf of Standish Small Capitalization Equity Fund, Standish Small Capitalization Equity Fund II, Standish Equity Fund, of our reports relating to Standish Small Capitalization Equity Portfolio, Standish Small Capitalization Equity Portfolio II, Standish Equity Portfolio, Standish Fixed Income Portfolio, Standish Global Fixed Income Portfolio dated February 25, 1997, in the Statements of Additional Information, which are part of such Registration Statements.

We also consent to the reference to our Firm under the caption "Independent Accountants" in the Prospectuses and under the caption "Experts and Financial Statements" in the Statements of Additional Information which are part of the Registration Statements.


Chartered Accountants
Toronto, Ontario